

07003899

SECUR[...]SION

Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH, D.C.
186
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35226

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Concord Equity Group, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485C Route 1 South, Suite 210
(No. and Street)

Iselin	NJ	08830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabriel Lotesto 732-726-6840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G.
(Name – *if individual, state last, first, middle name*)

207 Buck Road, Suite 1C	Holland	PA	18966
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gabriel Lotesto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Concord Equity Group, L.L.C., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title

DANIEL T. O'CONNOR
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 9/27/2011



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control Structure Required by SEC Rule 17A-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CONCORD EQUITY GROUP, L.L.C.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT

To the Member
The Concord Equity Group, L.L.C.
Iselin, New Jersey

I have audited the accompanying statement of financial condition of The Concord Equity Group, L.L.C. (a Pennsylvania limited liability company) as of December 31, 2006, and the related statements of operations and changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Concord Equity Group, L.L.C. at December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 21, 2007

THE CONCORD EQUITY GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 204,783
Funds held in accounts with clearing broker	121,161
Receivables	
Broker-dealers	13,834
Clearing broker	663,259
Other	20,996
Securities owned	943
Loans receivable from employees, affiliates and others	424,650
Fixed assets, at cost, net of accumulated depreciation of $662	10,684
Prepaid expenses	135,334
	$1,595,644

LIABILITIES AND MEMBER'S EQUITY

Commissions payable	$ 380,489
Accounts payable and accrued expenses	255,052
Subordinated borrowing (Note 4)	100,000
Total liabilities	735,541
Commitments (Note 7)	
Member's equity	860,103
	$1,595,644

The accompanying notes are an integral part of these financial statements.

THE CONCORD EQUITY GROUP, L.L.C.

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE	
Commission income	$9,145,177
Other income	3,211,891
Interest income	535,156
Total revenue	12,892,224
EXPENSES	
Commission expense	9,130,742
Communication expense	31,677
Regulatory fees and expenses	219,596
Employee compensation and benefits	1,534,807
Clearing and execution expense	941,848
Interest expense	7,931
Other operating expenses	1,186,973
Total expenses	13,053,574
Net loss	(161,350)
MEMBER'S EQUITY, beginning of year	756,453
CAPITAL CONTRIBUTIONS BY MEMBER	265,000
MEMBER'S EQUITY, end of year	$ 860,103

The accompanying notes are an integral part of these financial statements.

THE CONCORD EQUITY GROUP, L.L.C.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(161,350)
Adjustments to reconcile net loss	
to cash provided by operating activities:	
(Increase) decrease in	
Funds held in accounts with clearing broker	(10,016)
Receivable from clearing broker	(198,192)
Receivables from other broker-dealers	(20,996)
Receivables – other	370
Securities owned	11
Deposit	382
Prepaid expenses	(135,334)
Increase (decrease) in	
Accounts payable and accrued expenses	162,764
Deferred revenue	(296,288)
Commissions payable	111,860
Cash used by operating activities	(546,789)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of leasehold improvements and office	
Furniture and equipment	(10,684)
Cash provided by investing activities	(10,684)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions by member	265,000
Proceeds from subordinated borrowing	100,000
Loans to affiliates and others net of repayments	(135,634)
Cash provided by financing activities	229,366
Decrease in cash	(328,107)
CASH BALANCE, beginning of year	532,890
CASH BALANCE, end of year	$204,783

The accompanying notes are an integral part of these financial statements.

(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

The Concord Equity Group, L.L.C. (the Company) was organized on September 22, 1997 in the Commonwealth of Pennsylvania as a Limited Liability Company for the purpose of acting as a broker-dealer. As a limited liability company, members' liability is limited.

Washington Associates 205, LLC, an entity affiliated with and under the common control of Spencer Trask Investment Partners, LLC, is the sole member of the Company.

The Company uses a clearing broker-dealer for all customer transactions.

Significant Accounting Policies

Basis of Presentation

The Company maintains its books and records on the accrual basis of accounting.

Revenue Recognition

The company records customers' securities transactions when the transactions are settled (settlement date basis). Adjustments are made to the books and records, when material, to recognize revenue as if recorded when the transactions are traded (trade date basis).

Cash

For purposes of the statement of cash flows, the Company includes as cash amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

(2) NET CAPITAL REQUIREMENT

Pursuant to the Net Capital Provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum "net capital," as defined under such provisions. The rule requires that "aggregate indebtedness," as defined, shall not exceed fifteen times "net capital," as defined, and that minimum "net capital" must be at least the greater of 6 2/3% of aggregate indebtedness or $50,000. At December 31, 2006 the Company had net capital of $350,502, which was $300,502 in excess of its minimum net capital requirement of $50,000. The Company's net capital ratio was 1.81 to 1.

(3) INCOME TAXES

As a limited liability company, the company does not pay federal or state taxes on its taxable income. Instead, the members are liable for federal and state taxes on the Company's taxable income.

(4) SUBORDINATED BORROWING

In 2006, the Company borrowed $100,000 under a qualified subordination loan agreement with interest payable at the rate of 6 percent per annum. The loan is due and payable on November 30, 2009.

(5) SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

(6) CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times during operations has cash deposits which exceed $100,000. The Federal Deposit Insurance Corporation (FDIC) insures only the first $100,000 of funds on deposit. The amount on deposit at December 31, 2006 in the Company's bank account was $339,698 which was in excess of the amount insured by the Federal Deposit Insurance Corporation by $239,698.

(7) COMMITMENTS

The Company entered into a lease agreement for office space in Iselin, New Jersey effective May 22, 2006 through September 30, 2011. The lease requires monthly rent of $9,002 for the first thirty-two months and $9,429 for the remainder of the lease, plus a proportionate share of common area maintenance expenses. The Company also entered into a lease for office equipment which is effective through July 2011.

Future minimum lease payments at December 31, 2006 are as follows:

Year ending	*Office Space*	*Equipment*	*Total*
December 31, 2007	$108,034	$ 52,200	$160,234
December 31, 2008	108,034	52,200	160,234
December 31, 2009	122,145	52,200	174,345
December 31, 2010	113,142	52,200	165,342
December 31, 2011	84,857	30,450	115,307
Total	$536,212	$239,250	$775,462

(8) LITIGATION

The Company is involved in legal actions arising in the ordinary course of business. Management and counsel believe that the Company has adequate defenses with respect to the action and do not expect that the outcome will materially affect the Company's results of operations or financial position.

(9) EMPLOYEE BENEFIT PLANS

The Company maintains a retirement plan under Section 401(k) of the internal revenue code. The plan permits employees of age 18 and over with three months of employment to participate in the plan. The plan permits tax-deferred contributions to the plan by salary reductions up to the lesser of 15% of compensation or the applicable limit established by the Internal Revenue Service. The Company may make discretionary contributions to the plan and may make discretionary profit sharing plan contributions on behalf of each employee who completed 1000 hours of service. No employer contributions were made in 2006.

In addition, the Company maintains a benefit plan under Section 125 of the Internal Revenue Service.

THE CONCORD EQUITY GROUP, L.L.C.

COMPUTATION OF NET CAPITAL REQUIRED AND AGGREGATE INDEBTEDNESS

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

NET CAPITAL		
Total member's equity qualified for net capital		$860,103
Additions		
Liability subordinated to claims of general creditors allowable in computation of net capital		100,000
Deductions and/or charges		
Nonallowable assets:		
Receivables from broker-dealers	$ 13,834	
Receivable from clearing broker	3,160	
Loans to affiliates, employees and others	424,650	
Other accounts receivable	20,996	
Fixed assets	10,684	
Prepaid expenses	135,334	
Total nonallowable assets		(608,658)
Net capital before haircut		351,445
Haircut on securities		(943)
Net capital		$350,502
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Commissions payable		$380,489
Accounts payable and accrued expenses		255,052
Total aggregate indebtedness		$635,541

THE CONCORD EQUITY GROUP, L.L.C.

COMPUTATION OF NET CAPITAL REQUIRED AND AGGREGATE INDEBTEDNESS

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $50,000 if greater	$ 50,000
Excess net capital at 1500%	$300,502
Excess net capital at 1000%	$286,948
Ratio: aggregate indebtedness to net capital	1.81 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in company's Part IIA (Unaudited) FOCUS Report	$308,212
Audit adjustment for overstatement of accounts payable	46,252
Adjustment to nonallowable asset	(3,160)
Haircut adjustment	(802)
Net capital as reported herein	$350,502

THE CONCORD EQUITY GROUP, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2006

The Concord Equity Group, L.L.C. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is Pershing, a BNY Securities Group Company.

INFORMATION RELATING TO POSSESSION

OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2006

The Concord Equity Group, L.L.C. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors
The Concord Equity Group, L.L.C.
Iselin, New Jersey

In planning and performing my audit of the financial statements and supplemental schedules of Concord Equity Group, L.L.C. (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in the rule 17-a-5(g) in the following, as applicable:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15d3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of difference required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of the fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not to be and should not be used by anyone other than these specified parties.



February 21, 2007

END